UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On October 28, 2016, Medigus, Ltd., Medigus USA LLC (collectively, “Medigus”) and EndoChoice, Inc. (“EndoChoice”) settled all litigation and administrative proceedings between themselves, including those actions pending in the U.S. District Court for the District of Delaware C.A. Nos. 15-505-LPS-CJB and C.A. No. 15-1525-LPS-CJB and the trademark opposition proceedings in the State of Israel involving Trademark Application Nos. 257172, 260433 and 262423. Under the terms of the confidential settlement, Medigus was granted a covenant not to sue with respect to EndoChoice FUSE-related trademarks and EndoChoice was granted a non-exclusive license to Medigus’ U.S. Patent No. 6,997,871 and related patents. Each party has agreed to bear its own costs and fees associated with the Litigations.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on August 24, 2016 (Registration No. 333- 213280) and its Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 9, 2015 (Registration No. 333-206803).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: November 8, 2016	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer